UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-39115

WISEKEY INTERNATIONAL HOLDING AG

(Exact Name of Registrant as Specified in Charter)

WISEKEY INTERNATIONAL HOLDING LTD

(Translation of Registrant’s name into English)

Canton of Zug, Switzerland	General-Guisan-Strasse 6 CH-6300 Zug, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F              ☐ Form 40-F

On June 23, 2026, WISeSat.Space Holdings Corp. (“Pubco”) filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). Pubco is a wholly-owned subsidiary of WISeSat.Space Corp. (“WISeSat”), which is itself a subsidiary of WISeKey International Holding Ltd (“WISeKey”). As of the date of this report, the Registration Statement has not been declared effective by the SEC.

The Registration Statement relates to the previously announced proposed business combination contemplated by a definitive Business Combination Agreement, dated November 9, 2025 (the “Business Combination Agreement”), by and among WISeSat, Columbus Acquisition Corp (Nasdaq: COLA) (“CAC”), a special purpose acquisition company, Pubco, WISeKey, and WISeSat Merger Sub Corp. Subject to the Registration Statement being declared effective by the SEC, and upon completion of the proposed business combination, each of WISeSat and CAC will become subsidiaries of Pubco. The combined company is expected to trade on Nasdaq under the ticker symbol “SAIQ”.

The completion of the proposed transaction contemplated by the Business Combination Agreement remains subject to certain closing conditions, including the approval of CAC shareholders, the effectiveness of the Registration Statement, and approval of the listing of the registered shares of Pubco by Nasdaq.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities in connection with the proposed business combination will be made only by means of a prospectus meeting the requirements of applicable law.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the proposed business combination, the SEC review process, any effectiveness of the Registration Statement and the anticipated completion of the proposed business combination. Forward-looking statements are subject to risks, uncertainties and assumptions, many of which are outside the control of Pubco, CAC, WISeSat and WISeKey. Actual results may differ materially from those expressed or implied by these forward-looking statements as a result of a variety of factors, including the risk that the proposed business combination may not be completed in a timely manner or at all, the risk that the Registration Statement may not become effective, the risk that CAC shareholder approval may not be obtained, the risk that other closing conditions may not be satisfied or waived, and other risks and uncertainties described in CAC’s filings with the SEC and described in the Registration Statement. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. The parties undertake no obligation to update or revise any forward-looking statements except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2026	WISEKEY INTERNATIONAL HOLDING AG

	By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	Chief Executive Officer

	By:	/s/ John O’Hara
	Name:	John O’Hara
	Title:	Chief Financial Officer

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